Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS FOURTH QUARTER AND TWELVE MONTHS 2025 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, March 6, 2026 - IMPERIAL PETROLEUM INC. (NASDAQ: IMPP; the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 91.8% for Q4 25’ compared to 88.7% in Q3 25’, representing the best quarterly performance in 2025. In Q4 24’ our fleet operational utilization was 86.0%.

•	Fleet operational utilization for Q4 25’ was 90.4% for our drybulk fleet and 93.4% for our tanker fleet.

•	Reduction of idle days in Q4 25’ by 24.3% compared to Q3 25’.

•	About 71% of total fleet calendar days in Q4 25’ were dedicated to time charter activity while 29% to spot activity.

•	Delivery of the drybulk carrier Post Marvel on January 12, 2026, increasing our current fleet on the water to 20 vessels.

•	Further fleet growth, following the agreement in December 2025, to acquire three handysize drybulk carriers and one product tanker vessel

•	Revenues of $51.1 million in Q4 25’ compared to $26.2 million in Q4 24’, representing a 95.0% increase. This increase is mainly the outcome of our dynamic fleet growth.

•	Impressive increase of our operating income to $13.7 million in Q4 25’, marking a $8.7 million or 174% increase compared to Q4 24’ and a $3.4 million or 33.0% increase to Q3 25’.

•	Net income of $15.0 million in Q4 25’ compared to $3.9 million in Q4 24’, representing a 284.6% rise and $11.0 million in Q3 25’, representing a 36.4% rise.

•	EBITDA[1] of $21.3 million for Q4 25’ compared to $6.4 million in Q4 24’, representing an increase of 232.8%.

•	Net income of $50.0 million for 12M 25’, EBITDA of $71.0 million and cash flows from operations $80.8 million.

•	Cash and cash equivalents including time deposits of $179.1 million as of December 31, 2025. Our current cash position as of the date of this release is about $198 million.

•	Enactment of a $10 million share repurchase program; Under this scheme the Company has repurchased to date a total of 251,625 common shares for an aggregate amount of $0.9 million.

Fourth Quarter 2025 Results:

•

Revenues for the three months ended December 31, 2025 amounted to $51.1 million, an increase of $24.9 million, or 95.0%, compared to revenues of $26.2 million for the three months ended December 31, 2024, primarily due to the increase of our fleet by an average of 8.0 vessels along with the strengthening of spot market rates for suezmax tankers.

•

Voyage expenses and vessels’ operating expenses for the three months ended December 31, 2025 were $16.6 million and $11.3 million, respectively, compared to $8.5 million and $6.7 million, respectively, for the three months ended December 31, 2024. The $8.1 million increase in voyage expenses is mainly attributed to increased port expenses due to higher number of transits through the Suez Canal and increased bunkers consumption, primarily resulting from ballast voyages of the newly acquired dry bulk carriers. The $4.6 million increase in vessels’ operating expenses is primarily due to the increased size of our fleet by an average of 8.0 vessels.

•

Drydocking costs for the three months ended December 31, 2025 and 2024 were nil and $0.2 million, respectively. During the three months ended December 31, 2025 and 2024, no vessel underwent drydocking whereas in the three months ended December 31, 2024 charges related to a drydocking which took place at the end of the third quarter of 2024.

•

General and administrative costs for the three months ended December 31, 2025 and 2024 were $1.1 million and $1.0 million, respectively. This increase is mainly attributed to the increase in stock-based compensation costs.

•

Depreciation for the three months ended December 31, 2025 and 2024 was $7.6 million and $4.5 million, respectively. This increase is attributable to the increase in the average number of vessels in our fleet.

•

Management fees for the three months ended December 31, 2025 and 2024 were $0.8 million and $0.4 million, respectively. This increase is attributable to the increase in the average number of vessels in our fleet.

•

Interest and finance costs for the three months ended December 31, 2025 and 2024 were $0.004 million and $0.3 million, respectively. The $0.3 million of costs for the three months ended December 31, 2024 relate mainly to the accrued interest expense – related party, in connection with the $14.0 million, part of the acquisition price of our bulk carrier, Neptulus, which was fully repaid in May 2025.

•

Interest income for the three months ended December 31, 2025 was $1.3 million as compared to $2.3 million for the three months ended December 31, 2024. The $1.0 million decrease is mainly attributed to a lower amount of funds placed under time deposits along with a decrease in time deposit rates.

•

Foreign exchange loss for the three months ended December 31, 2025 was $0.2 million as compared to $3.3 million for the three months ended December 31, 2024. The $3.1 million decrease is mainly attributed to movements in the euro/U.S. dollar exchange rate during the quarters. Specifically, the euro appreciated slightly between September 30, 2025 and December 31, 2025, compared to a depreciation during the same period in 2024. Moreover, the Company held lower euro-denominated amounts of funds compared to the prior period.

•

As a result of the above, for the three months ended December 31, 2025, the Company reported net income of $15.0 million, compared to net income of $3.9 million for the three months ended December 31, 2024. Dividends paid on Series A Preferred Shares amounted to $0.4 million for the three months ended December 31, 2025. The weighted average number of shares of common stock outstanding, basic, for the three months ended December 31, 2025 was 38.1 million. Earnings per share, basic and diluted, for the three months ended December 31, 2025 amounted to $0.37 and $0.35, respectively, compared to earnings per share, basic and diluted, of $0.10 and $0.10, respectively, for the three months ended December 31, 2024.

•

Adjusted net income[1] was $15.8 million corresponding to an Adjusted EPS[1], basic, of $0.39 for the three months ended December 31, 2025 compared to an Adjusted net income of $4.6 million corresponding to an Adjusted EPS, basic, of $0.12 for the same period of last year.

•	EBITDA for the three months ended December 31, 2025 amounted to $21.3 million, while Adjusted EBITDA[1] for the three months ended December 31, 2025 amounted to $22.1 million.

•	An average of 19.0 vessels were owned by the Company during the three months ended December 31, 2025 compared to 11.0 vessels for the same period of 2024.

Twelve months 2025 Results:

•

Revenues for the twelve months ended December 31, 2025 amounted to $161.0 million, an increase of $13.5 million, or 9.2%, compared to revenues of $147.5 million for the twelve months ended December 31, 2024, primarily due to the increase in the average number of vessels following the expansion of our drybulk fleet.

•

Voyage expenses and vessels’ operating expenses for the twelve months ended December 31, 2025 were $49.4 million and $37.7 million, respectively, compared to $52.0 million and $26.4 million, respectively, for the twelve months ended December 31, 2024. The $2.6 million decrease in voyage expenses is mainly attributed to a decrease in spot days by 24.1% as a result of a rise in time charter activity. The $11.3 million increase in vessels’ operating expenses was primarily due to the increase in the average number of vessels in our fleet.

•

Drydocking costs for the twelve months ended December 31, 2025 and 2024 were $1.7 million. During the twelve months ended December 31, 2025, one suezmax tanker and one supramax drybulk carrier underwent drydocking while in the same period of last year two tanker vessels underwent drydocking.

•

General and administrative costs for the twelve months ended December 31, 2025 and 2024 were $4.6 million and $4.9 million, respectively. This change is mainly attributed to the decrease in stock-based compensation costs.

•

Depreciation for the twelve months ended December 31, 2025 was $25.9 million, a $8.9 million increase from $17.0 million for the same period of last year, due to the increase in the average number of our vessels.

•

Other operating income for the twelve months ended December 31, 2025 was $0.9 million and related to the accrued income of an insurance claim in connection with dry-docking repairs undertaken in prior years, that is expected to be collected within 2025. Other operating income for the twelve months ended December 31, 2024 was $1.9 million and related to the collection of an insurance claim in connection with repairs undertaken in prior years.

•

Interest and finance costs for the twelve months ended December 31, 2025 and 2024 were $2.3 million and $0.4 million, respectively. The $2.3 million of costs for the twelve months ended December 31, 2025 relate mainly to accrued interest expense – related party in connection with our last nine vessel acquisitions for which purchase agreement allowed vessels for repayment to take place within one year from purchase agreement. For accounting purposes, the outstanding balances payable on these nine vessels had to be allocated between principal and imputed interest up until vessel repayment, although no interest was contractually charged by the sellers. The final balances repaid in full within the twelve months of 2025, remained the same as the originally agreed purchase prices. The $0.4 million of costs for the twelve months ended December 31, 2024 relate mainly to the accrued interest expense – related party, in connection with the $14.0 million, part of the acquisition price of our bulk carrier, Neptulus, which was fully repaid in May 2025.

•

Interest income for the twelve months ended December 31, 2025 and 2024 was $7.3 million and $8.3 million, respectively. The decrease is mainly attributed to the $1.6 million of accrued interest income – related party for the twelve months ended December 31, 2024, in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana). The balance was collected in July 2024, thus the balance for the twelve months ended December 31, 2025 was nil.

•

Foreign exchange (loss)/gain for the twelve months ended December 31, 2025 was a gain of $4.4 million as compared to a loss of $2.7 million for the twelve months ended December 31, 2024. The $4.4 million foreign exchange gain for the twelve months ended December 31, 2025, is mainly attributed to favourable exchange rate movements, reflecting an appreciation of the euro/U.S. dollar exchange rate, compared to a depreciation during the same period in 2024.

•

As a result of the above, the Company reported net income for the twelve months ended December 31, 2025 of $50.0 million, compared to a net income of $50.2 million for the twelve months ended December 31, 2024. The weighted average number of shares outstanding, basic, for the twelve months ended December 31, 2025 was 34.5 million. Earnings per share, basic and diluted, for the twelve months ended December 31, 2025 amounted to $1.35 and $1.29, respectively compared to earnings per share, basic and diluted, for the twelve months ended December 31, 2024 amounted to $1.54 and $1.40, respectively.

•

Adjusted Net Income was $53.2 million corresponding to an Adjusted EPS, basic of $1.44 for the twelve months ended December 31, 2025 compared to adjusted net income of $55.1 million, or $1.70 Adjusted EPS, basic, for the same period of last year.

•

EBITDA for the twelve months ended December 31, 2025 amounted to $71.0 million while Adjusted EBITDA for the twelve months ended December 31, 2025 amounted to $74.2 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 16.0 vessels were owned by the Company during the twelve months ended December 31, 2025 compared to 10.4 vessels for the same period of 2024.

•	As of December 31, 2025, cash and cash equivalents including time deposits amounted to $179.1 million and total debt amounted to nil.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

Fleet Employment Table

As of March 6, 2026, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Time Charter	April 26
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	September 27
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Clean Imperial	2009	Korea	40,000	MR product tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	March 26
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	March 26
Neptulus	2012	Japan	33,000	Handysize drybulk	Time Charter	April 26
Supra Pasha	2012	Japan	56,000	Supramax drybulk	Time Charter	March 26
Supra Monarch	2011	Japan	56,000	Supramax drybulk	Time Charter	March 26
Supra Baron	2009	Japan	56,000	Supramax drybulk	Time Charter	March 26
Supra Sovereign	2012	Japan	56,000	Supramax drybulk	Time Charter	March 26
Supra Duke	2011	Japan	56,000	Supramax drybulk	Time Charter	March 26
Eco Sikousis	2008	Japan	82,000	Kamsarmax drybulk	Time Charter	June 26
Eco Czar	2009	Japan	82,000	Kamsarmax drybulk	Time Charter	March 26
Post Marvel	2013	Japan	96,000	Post Panamax	Time Charter	March 26
Fleet Total (2)			1,291,000 dwt

(1)	Earliest date charters could expire.
(2)	We have agreements to acquire an additional five handysize drybulk carriers of 173,400 dwt aggregate capacity and a product tanker of 50,000 dwt capacity, with deliveries scheduled in 2026.

CEO Harry Vafias Commented

With Net Income generation of $50 million – 2025 was yet another profitable year for Imperial Petroleum. Markets for both tanker and drybulk carriers were firm particularly in the second half of 2025 thus assisting our performance which was also leveraged by our dynamic fleet expansion. Within 2026 we will take delivery of another six vessels hence we will enjoy a fleet on the water of 26 high quality ships without any bank debt. We delivered our commitment for a fast fleet expansion while having today cash of about $198 million.

Our key concern is the geopolitical tension in the Middle East which we deem as critical and has caused global concerns. It remains to be seen for how long the shipping market, especially the tanker segment, will be affected and to what extent and of course we hope that the duration of this unfortunate geopolitical turn will be as brief as possible.

Conference Call details:

On March 6, 2026 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

Online Registration:

https://register-conf.media-server.com/register/BI8de397729bf0497c91029e410d950a13

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of twenty vessels on the water - seven M.R. product tankers, two suezmax tankers, three handysize drybulk carriers, five supramax drybulk carriers, two kamsarmax drybulk vessels and a post panamax drybulk carrier - with a total capacity of approximately 1,291,000 deadweight tons (dwt) and has contracted to acquire an additional five handysize drybulk carriers and a product tanker of 223,400 dwt aggregate capacity. Following these deliveries, the Company’s fleet will count a total of 26 vessels with an aggregate capacity of about 1.5 million dwt. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflicts in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended December 31, 2024 and December 31, 2025.

FLEET DATA	Q4 2024	Q4 2025	12M 2024	12M 2025
Average number of vessels (1)	11.00	19.00	10.39	16.03
Period end number of owned vessels in fleet	11	19	11	19
Total calendar days for fleet (2)	1,012	1,748	3,801	5,851
Total voyage days for fleet (3)	1,010	1,748	3,700	5,791
Fleet utilization (4)	99.8%	100.0%	97.3%	99.0%
Total charter days for fleet (5)	446	1,236	1,092	3,812
Total spot market days for fleet (6)	564	512	2,608	1,979
Fleet operational utilization (7)	86.0%	91.8%	78.3%	87.5%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before net loss on sale of vessel and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, net loss on sale of vessel and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Fourth Quarter Ended December 31st,		Twelve months Period Ended December 31st,
	2024	2025	2024	2025
Net Income - Adjusted Net Income
Net income	3,917,661	14,963,825	50,157,772	49,978,247
Plus net loss on sale of vessel	—	—	1,589,702	—
Plus share based compensation	665,062	827,283	3,397,082	3,187,650
Adjusted Net Income	4,582,723	15,791,108	55,144,556	53,165,897
Net income - EBITDA
Net income	3,917,661	14,963,825	50,157,772	49,978,247
Plus interest and finance costs	276,622	3,657	398,320	2,323,947
Less interest income	(2,268,975)	(1,305,977)	(8,305,517)	(7,258,348)
Plus depreciation	4,466,447	7,646,422	16,991,900	25,930,557
EBITDA	6,391,755	21,307,927	59,242,475	70,974,403
Net income - Adjusted EBITDA
Net income	3,917,661	14,963,825	50,157,772	49,978,247
Plus net loss on sale of vessel	—	—	1,589,702	—
Plus share based compensation	665,062	827,283	3,397,082	3,187,650
Plus interest and finance costs	276,622	3,657	398,320	2,323,947
Less interest income	(2,268,975)	(1,305,977)	(8,305,517)	(7,258,348)
Plus depreciation	4,466,447	7,646,422	16,991,900	25,930,557
Adjusted EBITDA	7,056,817	22,135,210	64,229,259	74,162,053
EPS
Numerator
Net income	3,917,661	14,963,825	50,157,772	49,978,247
Less: Cumulative dividends on preferred shares	(435,246)	(435,246)	(1,740,983)	(1,740,983)
Less: Undistributed earnings allocated to non-vested shares	(122,899)	(427,829)	(2,311,172)	(1,675,770)
Net income attributable to common shareholders, basic	3,359,516	14,100,750	46,105,617	46,561,494
Denominator
Weighted average number of shares	32,729,505	38,075,190	29,933,920	34,499,909
EPS - Basic	0.10	0.37	1.54	1.35
Adjusted EPS
Numerator
Adjusted net income	4,582,723	15,791,108	55,144,556	53,165,897
Less: Cumulative dividends on preferred shares	(435,246)	(435,246)	(1,740,983)	(1,740,983)
Less: Undistributed earnings allocated to non-vested shares	(146,370)	(452,190)	(2,549,216)	(1,786,510)
Adjusted net income attributable to common shareholders, basic	4,001,107	14,903,672	50,854,357	49,638,404
Denominator
Weighted average number of shares	32,729,505	38,075,190	29,933,920	34,499,909
Adjusted EPS	0.12	0.39	1.70	1.44

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended December 31,		Twelve Month Periods Ended December 31,
	2024	2025	2024	2025
Revenues
Revenues	26,211,665	51,144,317	147,479,980	161,004,306
Expenses/(Income)
Voyage expenses	8,122,190	15,995,662	50,168,529	47,426,686
Voyage expenses - related party	338,262	627,684	1,856,361	1,973,331
Vessels’ operating expenses	6,561,878	11,152,366	26,044,734	37,198,535
Vessels’ operating expenses - related party	89,500	155,500	328,000	523,000
Drydocking costs	195,418	—	1,691,361	1,744,525
Management fees – related party	445,280	769,120	1,672,440	2,574,440
General and administrative expenses	994,777	1,146,909	4,894,070	4,615,373
Depreciation	4,466,447	7,646,422	16,991,900	25,930,557
Other operating income	—	—	(1,900,000)	(885,443)
Net loss on sale of vessel	—	—	1,589,702	—

Total expenses, net	21,213,752	37,493,663	103,337,097	121,101,004

Income from operations	4,997,913	13,650,654	44,142,883	39,903,302

Other (expenses)/income
Interest and finance costs	(3,508)	(3,657)	(16,269)	(12,906)
Interest expense – related party	(273,114)	—	(382,051)	(2,311,041)
Interest income	2,268,975	1,305,977	6,668,877	7,258,348
Interest income – related party	—	—	1,636,640	—
Dividend income from related party	191,667	191,667	762,500	760,417
Foreign exchange (loss)/gain	(3,264,272)	(180,816)	(2,654,808)	4,380,127

Other (expenses)/income, net	(1,080,252)	1,313,171	6,014,889	10,074,945

Net Income	3,917,661	14,963,825	50,157,772	49,978,247

Earnings per share
- Basic	0.10	0.37	1.54	1.35

- Diluted	0.10	0.35	1.40	1.29

Weighted average number of shares
-Basic	32,729,505	38,075,190	29,933,920	34,499,909

-Diluted	34,710,951	41,104,205	33,010,419	36,230,221

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2024	December 31, 2025
Assets
Current assets
Cash and cash equivalents	67,783,531	5,771,505
Time deposits	138,948,481	173,282,440
Trade and other receivables	13,456,083	13,403,555
Other current assets	652,769	1,107,956
Claims receivable	—	479,488
Inventories	7,306,356	4,720,873
Advances and prepayments	250,562	245,014

Total current assets	228,397,782	199,010,831

Non current assets
Operating lease right-of-use asset	78,761	—
Vessels, net	208,230,018	335,406,781
Investment in related party	12,798,500	12,990,167

Total non current assets	221,107,279	348,396,948

Total assets	449,505,061	547,407,779

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	5,243,872	5,959,924
Payable to related parties	18,725,514	3,038,447
Accrued liabilities	3,370,020	4,195,986
Operating lease liability, current portion	78,761	—
Deferred income	1,419,226	3,399,325

Total current liabilities	28,837,393	16,593,682

Total liabilities	28,837,393	16,593,682

Commitments and contingencies
Stockholders’ equity
Capital stock	382,755	489,006
Preferred Stock, Series A	7,959	7,959
Preferred Stock, Series B	160	160
Treasury stock	(8,390,225)	(8,390,225)
Additional paid-in capital	282,642,357	344,445,271
Retained earnings	146,024,662	194,261,926

Total stockholders’ equity	420,667,668	530,814,097

Total liabilities and stockholders’ equity	449,505,061	547,407,779

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	Twelve Month Periods Ended December 31,
	2024	2025
Cash flows from operating activities
Net income for the year	50,157,772	49,978,247
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,991,900	25,930,557
Non-cash lease expense	71,237	78,761
Share based compensation	3,397,082	3,187,650
Net loss on sale of vessel	1,589,702	—
Unrealized foreign exchange loss/(gain) on time deposits	1,983,810	(967,751)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	42,730	52,528
Other current assets	(349,996)	(455,187)
Claims receivable	—	(479,488)
Inventories	(15,233)	2,585,483
Changes in operating lease liabilities	(71,237)	(78,761)
Advances and prepayments	(88,625)	5,548
Due from related parties	2,206,821	(191,667)
Increase/(decrease) in
Trade accounts payable	(2,173,926)	716,052
Due to related parties	3,091,759	(2,386,635)
Accrued liabilities	361,520	825,966
Deferred income	500,110	1,980,099

Net cash provided by operating activities	77,695,426	80,781,402

Cash flows from investing activities
Proceeds from sale of vessel, net	41,153,578	—
Payments for acquisition, improvement and capitalized expenses of vessels	(74,672,266)	(1,707,320)
Increase in bank time deposits	(259,603,451)	(318,126,975)
Maturity of bank time deposits	150,770,970	284,760,767
Proceeds from seller financing	35,700,000	—

Net cash used in investing activities	(106,651,169)	(35,073,528)

Cash flows from financing activities
Proceeds from exercise of stock options	475,000	655,000
Proceeds from equity offering	—	60,000,570
Proceeds from warrants exercise	8,600,000	2,066,666
Stock issuance costs	—	(4,000,721)
Issuance costs of warrants exercise	(22,178)	—
Stock repurchases	(2,504,498)	—
Dividends paid on preferred shares	(1,736,562)	(1,736,415)
Repayment of seller financing	—	(164,705,000)

Net cash provided by/(used in) financing activities	4,811,762	(107,719,900)

Net decrease in cash and cash equivalents	(24,143,981)	(62,012,026)
Cash and cash equivalents at beginning of year	91,927,512	67,783,531

Cash and cash equivalents at end of year	67,783,531	5,771,505

Cash breakdown
Cash and cash equivalents	67,783,531	5,771,505

Total cash and cash equivalents shown in the statements of cash flows	67,783,531	5,771,505